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SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                            Winland Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Winland Electronics, Inc. Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   974241 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               ATTN: Ralph I. Call
                              Dyna Technology, Inc.
                            225 South Cordova Avenue
                               LeCenter, MN 56057
                                 (507) 357-6821

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 2000
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                  (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checK the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 974241 10 1
--------------------------------------------------------------------------------

1. Names of Reporting Persons:  Dyna Technology, Inc.
                                Ralph I. Call and Nola D. Call, as joint tenants
   I.R.S. Identification Nos. of above persons (entities only):
                                As to Dyna Technology, Inc.:  41-1854537

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    .X...................................................................
    (b)    ....................................................................

--------------------------------------------------------------------------------

3.  SEC Use Only ...............................................................

--------------------------------------------------------------------------------

4.   Source of Funds:    WC

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)...............................................................

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:  As to Dyna Technology, Inc:
                                           Organized under the laws of Utah
                                           As to Ralph I. Call and Nola D.
                                           Call: USA

--------------------------------------------------------------------------------

              7.  Sole Voting Power ......367,100...............................
Number of
Shares       -------------------------------------------------------------------
Beneficially
Owned by      8.  Shared Voting Power: -0-
Each
Reporting    -------------------------------------------------------------------
Person With
              9.  Sole Dispositive Power .....367,100...........................

             -------------------------------------------------------------------

              10.  Shared Dispositive Power: -0-

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person.....367,100..


--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11) .......12.46%...........

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):

--------------------------------------------------------------------------------

      ..........................................................................
      As to Dyna Technology, Inc.: CO
      As to Ralph I. Call and Nola D. Call: IN
 ................................................................................
 ................................................................................
 ................................................................................
 ................................................................................
 ................................................................................

ITEM 1.

      (a)    Name of Issuer: Winland Electronics, Inc.
      (b) Address of Issuer's Principal Executive Offices: 1950 Excel Drive, Mankato, MN 56001

ITEM 2.

      (a)    Name of Person Filing: Dyna Technology, Inc., a Utah Corporation
      (b)    Business Address: 225 South Cordova Avenue, LeCenter, MN
      (c)    Occupation: N/A
      (d)    Criminal Proceedings: None
      (e)    Civil Securities Proceedings: None
      (f)    Citizenship: N/A

      (a)    Name of Person Filing: Ralph I. Call and Nola D. Call
      (b)    Address: 585 Canyon Road, Providence, Utah 84332
      (c)    Occupation:As to Ralph I. Call: President, Dyna Technology, Inc.,
                        225 South Cordova Ave, LeCenter, MN;
                        As to Nola D. Call: N/A
      (d)    Criminal Proceedings: None
      (e)    Civil Securities Proceedings: None
      (f)    Citizenship: USA

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      None of the funds used or to be used in making purchases for the purpose of acquiring, holding, trading or voting the securities are or will be borrowed. The source of all such funds is the working capital of Dyna Technology, Inc.


ITEM 4.  PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

               Dyna Technology, Inc. intends to acquire such additional securities of the issuer as may be necessary to influence the election of directors to the Board of Directors of the issuer.

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  NONE.

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  NONE.

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  The person filing this statement proposes to influence management which may include replacement of members of the Board of Directors.

      (e) Any material change in the present capitalization or dividend policy of the issuer;

                  NONE.

      (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  NONE.

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  NONE.

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  NONE.

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  NONE.

      (j)   Any action similar to any of those enumerated above.

                  NONE.

ITEM 5.

      (a) State the aggregate number and percentage of the class of securities identified pursuant to

            Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
            Section 13(d)(3) of the Act:

              Dyna Technology, Inc.:           367,100 shares; 12.46%;
              Ralph I. Call and Nola D. Call:  Beneficial ownership of 367,100 shares, 12.46% by reason of their
                                               controlling interest in Dyna
                                               Technology, Inc.

      (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

              Dyna Technology, Inc.:  Sole Power to Vote:      367,100
                                      Shared Power to Vote:      -0-
                                      Sole Power to Dispose:     367,100
                                      Shared Power to Dispose:   -0-

            Ralph I. Call and Nola D. Call:
            (By reason of their controlling interest in Dyna Technology, Inc.):

                                      Sole Power to Vote:        367,100
                                      Shared Power to Vote:      -0-
                                      Sole Power to Dispose:     367,100
                                      Shared Power to Dispose:   -0-

      (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

-----------------------------------------------------------------------------------------------------------
Identity of Person    Date of        Amount of WEX         Price per   Where and how transaction
                      Transaction    Securities Involved   Share/Unit  effected
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Sep 22, 2000   4200 Shares           $1.94       New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Sep 25, 2000   8000 Shares           $1.94       New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Sep 26, 2000   500 Shares            $1.94       New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Sep 28, 2000   3500 Shares           $1.94       New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Sep 29, 2000   8000 Shares           $1.94       New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Oct 12, 2000   10000 Shares          $1.50       New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Oct 13, 2000   1500 Shares           $1.50       New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Nov 2, 2000    500 Shares            $1.56       New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Nov 3, 2000    8000 Shares           $1.625      New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Nov 7, 2000    1700 Shares           $1.625      New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Nov 9, 2000    1000 Shares           $1.625      New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Nov 14, 2000   1000 Shares           $1.625      New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Nov 16, 2000   3000 Shares           $1.625      New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------
Dyna Technology, Inc. Nov 20, 2000   400 Shares            $1.625      New England Securities, Witchita, KS,
                                                                       Open Order on AMEX Exchange
-----------------------------------------------------------------------------------------------------------


            Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved;
            (4) the price per share or unit; and (5) where and how the transaction was effected.

      (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                N/A

      (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                N/A

            Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

      The sole stockholders of Dyna Technology, Inc. are Ralph I. Call and Nola
      D. Call, 585 Canyon Road, Providence, UT 84332. Mr. Call is also the President and Chief Executive Officer of Dyna Technology, Inc. and serves on its Board of Directors.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

            This Item does not apply to this reporting person.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              November 22, 2000
                                  ----------------------------------------------
                                                   Date

                                  Dyna Technology, Inc.

                                  By:        /s/ Ralph I. Call
                                  ----------------------------------------------
                                                 Signature

                                  Ralph I. Call            Its: President
                                  ----------------------------------------------
                                                 Name/Title



                                  By:        /s/ Ralph I. Call
                                  ----------------------------------------------
                                                 Signature


                                  Ralph I. Call, controlling stockholder of Dyna
                                  ----------------------------------------------
                                  Technology, Inc.
                                  ----------------------------------------------
                                                 Name/Title

                                  By:        /s/ Nola D. Call
                                  ----------------------------------------------
                                                 Signature

                                   Nola D. Call, controlling stockholder of Dyna
                                   ---------------------------------------------
                                   Technology, Inc.
                                   ---------------------------------------------
                                                 Name/Title


 ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)